UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2018, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 1-18 Onoedori, 7-Chome, Chuo-ku, Kobe, Hyogo 651-0088, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2018 and 2017,
Statements of Changes in Net Assets Available for Plan Benefits for the
Periods Ended June 30, 2018, 2017 and 2016; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2018 and 2017	2

Statements of Changes in Net Assets Available for Plan Benefits for the Periods Ended June 30, 2018, 2017 and 2016	3

Notes to Financial Statements as of June 30, 2018 and 2017 and for the Periods Ended June 30, 2018, 2017 and 2016	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Employee Stock Purchase Plan (Japan)
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2018 and 2017, and the related statements of changes in net assets available for plan benefits for the periods ended June 30, 2018, 2017 and 2016 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2018 and 2017, and the changes in net assets available for plan benefits for the years ended June 30, 2018, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Navarro Amper & Co.

Taguig City, Philippines
September 14, 2018

We have served as the Plan's auditor since fiscal year 2003.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2018 AND 2017

	Japanese Yen		U.S. Dollars
	2018	2017	2018
ASSETS, At fair value:
Cash	¥ 219,310	¥ 217,413	$ 1,982
The Procter & Gamble Company common stock 2018: 1,377,108 shares, cost ¥13.35 billion ($120.73 million) 2017: 1,363,375 shares, cost ¥12.02 billion ($107.21 million)	11,882,723,960	13,307,630,700	107,386,303
Total Assets	11,882,943,270	13,307,848,113	107,388,285
LIABILITIES
Accrued professional fees	5,444,309	5,234,099	49,201
Total Liabilities	5,444,309	5,234,099	49,201
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥ 11,877,498,961	¥ 13,302,614,014	$ 107,339,084

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIODS ENDED JUNE 30, 2018, 2017 AND 2016

	Japanese Yen			U.S. Dollars
	2018	2017	2016	2018
ADDITIONS:
Investment (loss) income:
Unrealized fair value (loss) gain on investments	¥ (1,301,787,069)	¥ 334,096,896	¥ 926,271,183	$ (11,764,483)
Realized fair value (loss) gain on investments	(70,207,734)	37,235,802	6,901,160	(634,480)
Unrealized foreign exchange (loss) gain - net	(161,120,809)	955,825,716	(2,080,141,332)	(1,456,078)
Realized foreign exchange (loss) gain - net	(28,794,050)	79,486,629	(61,386,153)	(260,217)
Dividend income	300,159,485	289,798,006	313,728,027	2,712,595
Total investment (loss) income	(1,261,750,177)	1,696,443,049	(894,627,115)	(11,402,663)

Contributions:
Participant contributions	1,045,823,640	981,732,191	967,926,881	9,451,295
Employer contributions	204,121,000	194,370,400	193,257,247	1,844,678
Total contributions	1,249,944,640	1,176,102,591	1,161,184,128	11,295,973
Total additions	(11,805,537)	2,872,545,640	266,557,013	(106,690)

DEDUCTIONS:
Withdrawals from participants	(1,407,839,395)	(1,821,898,703)	(1,459,855,308)	(12,722,897)
Bank and administrative charges	(5,470,121)	(5,247,599)	(4,799,052)	(49,433)
Total deductions	(1,413,309,516)	(1,827,146,302)	(1,464,654,360)	(12,772,330)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(1,425,115,053)	1,045,399,338	(1,198,097,347)	(12,879,020)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	13,302,614,014	12,257,214,676	13,455,312,023	120,218,104
End of year	¥ 11,877,498,961	¥ 13,302,614,014	¥ 12,257,214,676	$ 107,339,084

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2018 AND 2017, AND FOR THE PERIODS ENDED JUNE 30, 2018, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more information.
General
The Plan includes the Employees' Shareholding Association of P&G Group for employees and executives of all P&G affiliates in Japan.  The Plan covers the employees of Procter & Gamble Japan KK and P&G Max Factor GK (collectively the "Companies").
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as a subcontractor for Human Resources Service & Solutions (HRSS).  Daiwa Securities Co. Ltd., on the other hand, is in charge of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees hired by the Companies may, at any time, apply for the membership in the plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 150 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.
Members' monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Member's salary shall be 100,000 yen per Member who gets paid semi-annual bonuses, and 150,000 yen per Member who does not get paid semi-annual bonuses.  Member Contributions derived from semi-annual bonuses shall be 3 times the monthly Member Contributions: in units of 3,000 yen, and the maximum contribution from a Member's bonus shall be 300,000 yen per Member.  Subject to the monthly and annual limits, there is no limit on the total amount of Member Contributions that a Member can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of: (a) the Companies' contributions, and (b) realized earnings or losses of the Plan.  Participant accounts are also charged with withdrawals and an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments
Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested in additional shares of Stock.
Vesting
Participants are immediately vested in their contributions, the Companies' matching contributions and earnings.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.
2.	FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The financial statements have been prepared on the historical cost basis, except for the Plan's investment in stock which is measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates.  The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan's presentation currency.
Impact of Recently Issued Accounting Pronouncements
There are no new accounting pronouncements that have a significant impact on the Plan's financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash in bank
Amounts shown as cash in bank are uninvested funds held by the Plan that are to be invested in Stock the following month.
Investment in stock
Investment is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

At the end of each reporting period, investment in stock is stated at fair value, with any resultant gain or loss recognized in the statements of changes in net assets available for plan benefits.  Fair value is determined using quoted market prices.
The Plan derecognizes its investment is stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity.  The difference between the carrying amount of the financial asset derecognized and the consideration received or receivable is recognized in the statements of changes in net assets available for plan benefits.
Dividend income
Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.  Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.
Expenses of the plan
Investment administrative expenses and all other fees and expenses are recognized in the statements of changes in net assets available for plan benefits when incurred.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.
4.	CRITICAL ACCOUNTING JUDGMENTS
In the application of the Plan's accounting policies, management is required to make judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.   Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies
Below is a critical judgment that management have made in the process of applying the Plan's accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen.  The Japanese Yen is the currency of the primary economic environment in which the Plan operates. The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies.
5.	RISKS AND UNCERTAINTIES
The Plan invests in The Procter and Gamble Company common stock which represents a concentration in investments.  Investment securities are exposed to market volatility.  Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6.         FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan's investments in accordance with the requirements described above.
The fair value of Plan's investment in stocks of The Procter and Gamble Company as disclosed in the statements of net assets available for plan benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits, For the years ended June 30, 2018 and 2017, there were no transfers between different levels of fair value hierarchy.

	2018	2017
Asset Category	Level 1	Level 1
Investment in stocks	¥ 11,882,723,960	¥ 13,307,630,700

7.         INVESTMENTS
The investments held by the Plan as of June 30, 2018, 2017, and 2016, and the related unrealized fair value gain/loss and unrealized foreign exchange gain/ loss for the years ended June 30, 2018, 2017, and 2016, were as follows:
	2018	2017	2016
Number of shares	1,377,108	1,363,375	1,407,234
Cost	13,345,631,838	12,017,708,088	13,415,648,390
Unrealized fair value (loss) gain	(1,301,787,069)	334,096,896	926,271,183
Unrealized foreign exchange (loss) gain	(161,120,809)	955,825,716	(2,080,141,332)
Market value	11,882,723,960	13,307,630,700	12,261,778,241

The realized gain on sales of Company common stock for the years ended June 30, 2018, 2017, and 2016, was determined as follows:
	2018	2017	2016
Proceeds on sale of shares	1,407,839,395	1,821,898,703	1,459,855,308
Cost	1,478,047,129	1,784,662,901	1,452,954,148
Realized (loss) gain	(70,207,734)	37,235,802	6,901,160

8.	DISTRIBUTIONS PAYABLE
There are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2018 and 2017.
9.	FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS
Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange loss of ¥161.12 million in 2018 and net unrealized foreign exchange gain of ¥955.83 million in 2017. Net realized foreign exchange loss in 2018 amounted to ¥28.79 million and net realized foreign exchange gain of ¥79.49 million in 2017, as disclosed in the statements of changes in net assets available for plan benefits.
10.	RELATED PARTY TRANSACTIONS
The Plan held 1,377,108 and 1,363,375 ordinary shares of The Procter & Gamble Company, the sponsoring employer, with a cost of ¥13.35 billion ($120.73 million) and ¥12.02 billion ($107.21 million), at June 30, 2018 and 2017, respectively. For the periods ended June 30, 2018, 2017 and 2016, the Plan recorded dividend income of ¥300.16 million, ¥289.80 million and ¥313.73 million, respectively.
During the years ended June 30, 2018, 2017 and 2016, the Plan received contributions amounting to ¥204.12 million, ¥194.37 million and ¥193.26 million, respectively from P&G Japan K.K. and P&G Max Factor G.K.
11.	TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All investment gains and losses, dividends received, contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

12.	U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥110.65 = US$1, the approximate current rate at June 30, 2018 has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 14, 2018.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

                                            By:    /s/ Mike Usuda
                                                        Miki Usuda
                                                        Chairman

EXHIBIT INDEX

Exhibit No.
      23                      Navarro Amper & Co.